Exhibit (a)(1)(B)

To:	Eligible SARs holders
From:	Jim Cowan
Date:	April 19, 2010
Subject:	SARs Exchange

We are pleased to announce a stock appreciation rights (“SARs”) exchange program. This program allows you to exchange your SARs granted on April 4, 2007, which are currently significantly “underwater” for half as many new SARs at an exercise price equal to the closing price of our common stock on the date the exchange is consummated. We believe this exchange represents an attractive trade-off more in line with today’s economic realities. We believed strongly in pursuing this program, albeit in a conservative manner, and are very fortunate within the current economic climate to offer this program.

We are officially commencing an Offer to Exchange Certain Outstanding Stock Appreciation Rights for New Stock Appreciation Rights (referred to as the “Exchange Offer” or the “Offer”) today, April 19, 2010. The offer and withdrawal rights will remain open until 11:59 p.m., Eastern Time, on May 14, 2010 unless the Exchange Offer is extended.

You may take advantage of the Exchange Offer if you are an eligible SARs holder and you hold eligible SARs. These terms are defined in the Offer to Exchange Certain Outstanding Stock Appreciation Rights for New Stock Appreciation Rights document that is attached to this e-mail. Also attached to this e-mail are the following documents related to the Exchange Offer:

•	Election Form

•	Notice of Withdrawal

Please carefully read all of the documents included in this e-mail. In order to participate in the Exchange Offer, you must meet the criteria and follow the instructions as set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and executed Election Form, to Michael Obertop, Secretary, so that we receive it before 11:59 p.m., Eastern Time, on May 14, 2010 (or a later expiration date if ARI extends the offer). The document must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any questions about the Exchange Offer, please contact Michael Obertop, Secretary, at (636) 940-6054.